One Financial Center 100 S.E. Third Avenue, 8th Floor P.O. Box 9748 Fort Lauderdale, FL 33310-9748 954.462.4150 Main 954.462.4260 Fax

May 2, 2011

VIA EDGAR

Mike Johnson
Staff Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Onstream Media Corporation
Proxy Statement on Form PRE14A
Filed April 20, 2011
File/Film No. 000-22849/11770873

Dear Mr. Johnson:

On behalf of Onstream Media Corporation (the “Company”), we hereby submit responses to the staff's verbal comments provided to the Company’s representatives on April 26 and 27, 2011. All references to revisions may be found in the marked version previously supplied to you under separate cover as well as the final EDGARized DEF14A submitted for filing this May 2, 2011.

In addition to addressing your comments, the Company has also updated the DEF14A in general, including the indication of a June 13, 2011 meeting date.

Comments

1.	Include the 2007 Equity Plan as an appendix to the proxy.

RESPONSE:	The Company has added the 2007 Equity Plan as Appendix A to the proxy. It has also referenced that Appendix A in the Table of Contents and the first paragraph of Proposal 4 on page 31 of the proxy.

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www.ralaw.com

Mike Johnson
May 2, 2011

2.	Include a New Plan Benefits Table as required by Item 10 of the instructions to Schedule 14A.

RESPONSE:
The Company added a New Plan Benefits Table to Proposal 3, on page 34 of the proxy, which we believe includes the information required by Item 10 of the instructions to Schedule 14. The Company has also modified the language in the paragraph prior to this table, to remove information that is now in the table.

We believe that this response addresses all of your concerns.  If you have additional questions, please contact the undersigned at (954) 462-4150.

Very truly yours,

ROETZEL & ANDRESS, LPA

Joel D. Mayersohn

cc:	Mr. Robert Tomlinson, Onstream Media Corporation